

July 8, 2014

<u>Via E-mail</u>
Mr. Tony Thomas
Chief Financial Officer
Windstream Holdings, Inc.
4001 Rodney Parham Road
Little Rock, Arkansas 72212

      Re: **Windstream Holdings, Inc. and Windstream Corporation**
             Form 10-K for the Year Ended December 31, 2013
             Filed February 27, 2014
             File Nos. 001-32422 and 001-36093

Dear Mr. Thomas:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Larry Spirgel

                        Larry Spirgel
                        Assistant Director